UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BAIDU.COM, INC.

(Name of Issuer)

CLASS A ORDINARY SHARES, $0.00005 PAR VALUE PER SHARE

(Title of Class of Securities)

056752108

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072V103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peninsula Capital Fund I, LLC - IRS # 62-1749145

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,689,403 (2)(3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,689,403 (2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,403 (2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 38.23% (3)(4)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by Peninsula Capital Fund I, LLC and Gregory B. Penner (collectively, the “Peninsula Parties”).  The Peninsula Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 2,689,403 Class B ordinary shares held directly by Peninsula Capital Fund I, LLC.  Each Class B ordinary share is entitled to ten (10) votes (a Class A ordinary share is entitled to one vote).  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.  Gregory B. Penner is the sole manager of Peninsula Capital Fund I, LLC and has sole voting and dispositive power over all shares held by Peninsula Capital Fund I, LLC.

(3)  Assumes conversion of all such reporting person’s Class B ordinary shares into shares of Class A ordinary shares.

(4)  This percentage is calculated based upon 4,344,877 Class A ordinary shares outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on August 5, 2005, plus 2,689,403 Class A ordinary shares issuable upon conversion of the Class B shares beneficially owned by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory B. Penner IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 63,529 (2)(3)

	6.	Shared Voting Power 2,689,403 (2)(3)

	7.	Sole Dispositive Power 63,529 (2)(3)

	8.	Shared Dispositive Power 2,689,403 (2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,752,932 (2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 38.79% (3)(4)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by Peninsula Capital Fund I, LLC and Gregory B. Penner (collectively, the “Peninsula Parties”).  The Peninsula Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 59,000 Class B ordinary shares held directly by Gregory B. Penner, (ii) 4,529 Class B ordinary shares exercisable within sixty days under an option to purchase 15,520 Class B ordinary shares held directly by Gregory B. Penner, which is subject to vesting and vests in equal monthly installments over the two year period beginning August 5, 2005, and (iii) 2,689,403 Class B ordinary shares held directly by Peninsula Capital Fund I, LLC.  Each Class B ordinary share is entitled to ten (10) votes (a Class A ordinary share is entitled to one vote).  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.  Gregory B. Penner is the sole manager of Peninsula Capital Fund I, LLC and has sole voting and dispositive power over all shares held by Peninsula Capital Fund I, LLC.

(3)  Assumes conversion of all such reporting person’s Class B ordinary shares into shares of Class A ordinary shares.

(4)  This percentage is calculated based upon 4,344,877 Class A ordinary shares outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on August 5, 2005, plus 2,752,932 Class A ordinary shares issuable upon conversion of the Class B shares beneficially owned by the reporting person.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Peninsula Capital Fund I, LLC (the “Fund”) and Gregory B. Penner (“Penner”, and collectively, the “Peninsula Parties”).  Penner is the sole manager of the Fund and has voting and dispositive power over all shares held by the Fund.

Item 1.
	(a)	Name of Issuer Baidu.com, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing 100080, People’s Republic of China

Item 2.
	(a)	Name of Person Filing Peninsula Capital Fund I, LLC Gregory B. Penner
	(b)	Address of Principal Business Office or, if none, Residence 3000 Sand Hill Road, Building 2, Suite 150, Menlo Park, California 94025.
	(c)	Citizenship The Fund is a limited liability company organized in the State of Delaware. Penner is an individual resident in the State of California.
	(d)	Title of Class of Securities Class A Ordinary Shares
	(e)	CUSIP Number 056752108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

HIP Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Peninsula Capital Fund I, LLC	2,689,403	0	2,689,403	0	2,689,403	2,689,403	38.23	%(2)
Gregory B. Penner	63,529	63,529	2,689,403	63,529	2,689,403	2,752,932	38.79	%(3)

(1)

Each Class B ordinary share is entitled to ten (10) votes (a Class A ordinary share is entitled to one vote). Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2)

This percentage is calculated based upon 4,344,877 Class A ordinary shares outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on August 5, 2005, plus 2,689,403 Class A ordinary shares issuable upon conversion of the Class B shares beneficially owned by the reporting person.

(3)

This percentage is calculated based upon 4,344,877 Class A ordinary shares outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on August 5, 2005, plus 2,752,932 Class A ordinary shares issuable upon conversion of the Class B shares beneficially owned by the reporting person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2006		PENINSULA CAPITAL FUND I, LLC

	By:	/s/ Gregory B. Penner
Gregory B. Penner
Manager

February 14, 2006		GREGORY B. PENNER

	By:	/s/ Gregory B. Penner
Gregory B. Penner

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) between Peninsula Capital Fund I, LLC and Gregory B. Penner.